UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40724

RIDGETECH, INC.

(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Ridgetech, Inc., a Cayman Islands exempted company furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Earning Release dated July 28, 2025, announcing its financial results for the fiscal year ended March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2025	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

2